EARNINGS RELEASE 2Q25

Strong sales volumes and the beginning of a downward trend in cash cost.

São Paulo, August 6th, 2025. Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world’s largest integrated pulp and paper producers, announces today its consolidated results for the second quarter of 2025 (2Q25).
HIGHLIGHTS

•Pulp sales of 3,269 thousand tonnes (+28% vs. 2Q24).
•Paper sales1 of 411 thousand tonnes (+24% vs. 2Q24).
•Adjusted EBITDA2 and Operating cash generation3: R$6.1billion and R$4.1 billion, respectively.
•Adjusted EBITDA2/t from pulp of R$1,645/t (-24% vs. 2Q24).
•Adjusted EBITDA2/t from paper of R$1,725/t (-23% vs. 2Q24).
•Average net pulp price in export market: US$555/t (-21% vs. 2Q24).
•Average net paper price1 of R$7,315/t (+8% vs. 2Q24).
•Pulp cash cost ex-downtimes of R$832/t (0% vs. 2Q24).
•Leverage of 3.1 times in USD and 3.0 times in BRL.
•Free Cash Flow Yield ("FCF Yield" - LTM ) of 20.3% (8,3 p.p vs. 2Q24).
•Return on Invested Capital ("ROIC" - LTM) of 13.1% (+1.7 p.p. vs. 2Q24 ).
•Joint venture (JV) announcement with Kimberly-Clark, with a 51% stake worth US$1.7 billion4.

Financial Data (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Net Revenue	13,296	11,553	15%	11,494	16%	51,299
Adjusted EBITDA[2]	6,087	4,866	25%	6,288	-3%	23,957
Adjusted EBITDA Margin[2]	46%	42%	4 p.p.	55%	-9 p.p.	47%
Net Financial Result	4,425	7,696	-43%	(11,074)	—	(2,567)
Net Income	5,012	6,348	-21%	(3,766)	—	7,861
Operating Cash Generation[3]	4,149	2,625	58%	4,503	-8%	16,011
Net Debt/ Adjusted EBITDA[2] (x) (R$)	3.0 x	3.1 x	-0.1 x	3.5 x	-0.5 x	3.0 x
Net Debt/ Adjusted EBITDA[2] (x) (US$)	3.1 x	3.0 x	0.1 x	3.2 x	-0.1 x	3.1 x

Operational Data ('000 t)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Sales	3,680	3,041	21%	2,878	28%	13,430
Pulp	3,269	2,651	23%	2,545	28%	11,838
Paper[1]	411	390	5%	333	24%	1,592
(1)Considers the results of the Consumer Goods Unit (tissue) and the results of the operation of the Suzano Packaging US Unit (Pine Bluff and Waynesville).
(2)Excluding non-recurring items.
(3)Considers Adjusted EBITDA less maintenance capex (cash basis).
(4)As disclosed in the Material Fact of May 6, 2025.

2Q25 EARNINGS RELEASE

The consolidated quarterly financial information was prepared in accordance with the standards set by the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operating and financial information is presented on a consolidated basis and in Brazilian real (R$). Note that figures may present discrepancies due to rounding.

2Q25 EARNINGS RELEASE
EXECUTIVE SUMMARY

The United States’ tariff policy and the uncertainties surrounding it contributed to a more pressured pricing environment for pulp in the second quarter of 2025. As evidence of this scenario, there was a significant decline in prices in China, which approached US$500 per ton. Despite this challenging context, Suzano’s average net price remained stable, still reflecting the remaining effect of positive price adjustments implemented in previous months.
The performance of the Company's pulp business was superior compared to the previous quarter, attributed to the higher sales volume and higher operational performance with a reduction in cash production costs, which remained in line with the plan. This combination of factors resulted in an increase in adjusted EBITDA per tonne from pulp compared to the previous quarter. In the paper business unit, an increase in adjusted EBITDA was also observed, driven by higher sales volume (mainly due to seasonality) and lower production costs. Prices in the domestic market remained stable, while the 7% decline in the international market is primarily attributed to the depreciation of the average USD against the average BRL (3%). In this context, consolidated adjusted EBITDA in the quarter amounted to R$6.1 billion, up 25% from 1Q25 and down 3% from the same quarter in 2024. Operating cash generation reached R$4.1 billion in the quarter, representing a 58% increase compared to 1Q25 and an 8% reduction year-on-year.

It is worth noting that the performance of the paperboard assets acquired by the company in the United States in October 2024 (currently Suzano Packaging US) was impacted by a scheduled maintenance downtime, but remains consistent with the company's strategy and in line with the operational and commercial development.

As disclosed in the Material Fact released on June 5th, 2025 and aligned with its growth strategy focused on value creation and financial discipline, and targeting scalable businesses in which Suzano can leverage its competitiveness, the Company entered into an agreement in June with Kimberly-Clark Corporation to acquire 51% of the capital stock of a new joint venture that will own the assets related to the manufacturing, marketing, distribution and/or sale of tissue products across South America, Central America, Ireland, the United Kingdom, Europe, Africa, the Middle East, Asia, including Southeast Asia, and Oceania. K-C will hold the remaining 49% equity interest and retain its family care and professional business assets in North America, as well as certain joint ventures that K-C has with third parties in other locations, which are outside the scope of the transaction. The transaction also includes a call option in favor of Suzano to acquire K-C’s 49% stake in the JV, exercisable from the third anniversary of the closing date.
The main assets covered by the deal consist of 22 tissue production plants located across 14 countries, with a combined annual production capacity of approximately 1 million tonnes and ongoing commercial operations in over 70 countries.
The acquisition price for Suzano is US$1.734 billion, to be paid in cash on the transaction date, subject to certain adjustments. The transaction is projected to close by mid-2026, pending fulfillment of conditions precedent typically observed in transactions of this kind, including obtaining approval from regulatory authorities and the completion of K-C's corporate reorganization in the regions involved in the transaction.
In terms of financial management in 2Q25, net debt in USD was US$13 billion, stable in relation to the previous quarter. Leverage in USD stood at 3.1 times, mainly due to the decrease in Adjusted EBITDA in the last 12 months. The foreign exchange hedging policy continued to play its part, with average strikes of Zero Cost Collar operations contracted at 5.53 (put) and 6.41 (call) and notional value of US$6.8 billion.
Regarding the financial execution of the Cerrado Project (Ribas do Rio Pardo Unit), the Company has completed about 98% of the total capex disbursement, with R$0.4 billion remaining to be paid in 2025.

2Q25 EARNINGS RELEASE

On August 6, 2025, the Company entered into an agreement with Eldorado Brasil Celulose S.A. for the exchange of a biological asset corresponding to 18 million cubic meters of standing timber located in the state of Mato Grosso do Sul. As part of the transaction, the Company will pay Eldorado R$1.317 billion, with R$878 million to be paid in 2025 and R$439 million in 2026. As a result, the Company has updated its estimated capital expenditure for 2025 from R$12.4 billion to R$13.3 billion, as disclosed in the Material Fact released on this date.

2Q25 EARNINGS RELEASE
PULP BUSINESS PERFORMANCE
PULP SALES VOLUME AND REVENUE

The United States’ tariff policy and the uncertainties arising from the 'Liberation Day' resulted in a pressured pricing environment, shaping the pulp market in the second quarter of 2025.
Following the price increases observed in the first quarter of 2025, Liberation Day created uncertainties that led to hardwood prices dropping to levels close to USD500/t in China, interrupting the upward price cycle seen in the early months of the year. This downward price movement was subsequently followed, with a lag, in the European and North American markets. Buyers’ hesitation in the face of the geopolitical scenario led to the postponement of orders, with a gradual recovery in volumes starting in May as prices adjusted.
In line with historical seasonality, despite uncertainties in international trade following Liberation Day, Chinese paper production across all segments grew 5% in 2Q25 compared to the previous quarter, with notable growth in tissue and paperboard production, up 6% and 5%, respectively. However, compared to 2Q24, there was a 2% decline in Chinese paper production across all segments.
In Europe, according to Utipulp, hardwood consumption decreased by 4% compared to the previous quarter. The tissue segment showed greater stability, while the printing and writing paper segment reflected a deterioration in demand, stemming from the challenging macroeconomic environment. In North America, the tissue market remained healthy and supported pulp demand, despite uncertainty regarding the import tariffs announced by the U.S. government.
The average PIX/FOEX indices for hardwood pulp in China decreased by 3% compared to 1Q25. In Europe, the average price increased by 10% compared to 1Q25. The price difference between softwood and hardwood pulp during the quarter was USD192/t in China and USD403/t in Europe, based on gross prices, supporting the trend of substituting softwood for hardwood.
Suzano’s pulp sales increased 23% when compared to the previous quarter, mainly due to higher volumes to Asia and North America, totaling 3,269 thousand tonnes. Compared to 2Q24, the increase was 28%, mainly driven by the increases observed in Asia and North America, supported by higher volumes produced from the new Ribas do Rio Pardo mill.
Pulp Sales Volume ('000 t)

+28%	+23%

▼

2,545
2,651
3,269
2,371
2,506
3,119
173
144
150
2Q24
1Q25
2Q25
Export Market
Brazilian Market

2Q25 EARNINGS RELEASE
Average net price in USD of pulp sold by Suzano was US$555/t, in line with 1Q25 and 20% lower compared to 2Q24. In the export market, average net price charged by the Company was also US$555/t stable compared to 1Q25 and down 21% from 2Q24. Average net price in BRL was R$3,147/t in 2Q25, down 3% from 1Q25, due to the depreciation of the average USD against the average BRL (3%). Compared to 2Q24, the 13% decrease was due to the lower average net price in USD, despite the appreciation of the average USD against the average BRL (9%).
Average Net Price (USD/t)

-20%	0%

▼

Net revenue from pulp sales increased 19% from 1Q25, due to higher sales volume (+23%), partially offset by the 3% depreciation of the average USD against the average BRL. Compared to 2Q24, the increase of 11% is mainly explained by the higher sales volume (+28%) and the appreciation of the average USD against the average BRL (9%), partially offset by the lower average net price in USD (-20%).
Pulp Net Revenue (R$ million)

+11%	+19%

▼

9,235
8,612
10,288
8,671
8,154
9,810
564
457
477
2Q24
1Q25
2Q25
Brazilian Market
Export Market

2Q25 EARNINGS RELEASE
PULP CASH COST
Although the Company did not carry out any scheduled maintenance downtimes in 2Q25, there was an impact of R$6/t on cash cost in the period due to the application of Regulatory Standard 13 (Inspection of Boilers and Pressure Vessels), which provides for a washing of the recovery and auxiliary boilers in order to maintain the operational stability of mills during the period between general downtimes. Such boilers washing took place in Jacareí and Limeira.
Consolidated Pulp Cash Cost
ex-downtime (R$/t)

0%	-3%

▼
Pulp Cash Cost
(R$/t)

-1%	-13%

▼

849
22
828
963
104
859
838
6
832
2Q24
1Q25
2Q25
Cash Cost ex-downtimes
Downtimes Effect

Cash cost excluding downtimes in 2Q25 was R$832/t, presented a 3% reduction compared to 1Q25 due to: i) lower fixed cost due to the lower volume of maintenance per opportunity, which occurred more prominently in the previous quarter, when there was a concentration of scheduled maintenance downtimes; ii) depreciation of the average USD against the average BRL (3%), impacting lower prices in BRL, especially for caustic soda and natural gas; iii) higher utilities performance due to the higher volume of exported energy (increase in production volume given the period without scheduled maintenance downtimes); iv) lower wood cost, associated with a shorter average radius, better mix of mills (higher share of mills with better average radius and logistics), and lower diesel price in harvesting and logistics operations, partially offset by higher specific consumption; and v) lower input prices (ex-FX effect), such as chlorine dioxide and caustic soda.

2Q25 EARNINGS RELEASE
Consolidated Pulp Cash Cost ex-downtime (R$/t)¹
(1)Excluding the impact of maintenance and administrative downtimes.

Cash cost excluding downtimes in 2Q25 remained practically stable compared to 2Q24, mainly due to: i) appreciation of the average USD against the average BRL (9%), impacting in higher input prices in BRL, especially caustic soda, natural gas and chlorine dioxide; ii) higher input prices (excluding FX effect), mainly caustic soda and sulfuric acid; and iii) higher wood cost, due to higher specific wood consumption, largely offset by a shorter average radius. These effects were offset by: i) greater fixed-cost dilution also due to the higher pulp production with the startup of the Ribas unit; and ii) better utility results, due to the higher exported volume also provided by the Ribas unit.
Consolidated Pulp Cash Cost ex-downtime (R$/t)¹
(1)Excluding the impact of maintenance and administrative downtimes.

2Q25 EARNINGS RELEASE
(1)Based on cash cost excluding downtimes. Excludes energy sales.

PULP SEGMENT EBITDA

Pulp Segment	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Adjusted EBITDA (R$ million)¹	5,378	4,254	26%	5,537	-3%	21,059
Sales volume (k t)	3,269	2,651	23%	2,545	28%	11,838
Pulp adjusted¹ EBITDA (R$/t)	1,645	1,605	3%	2,176	-24%	1,779
(1)Excluding non-recurring items.

Adjusted EBITDA from pulp segment was 26% higher compared to 1Q25, due to: i) higher sales volume (+23%); and ii) lower cash COGS per tonne (benefited by the absence of scheduled maintenance downtimes and the reduction in cash costs, despite higher logistics expenses observed during the period). These effects were partially offset by the 3% depreciation of the average USD against the average BRL and higher SG&A (due to higher commercial expenses of various natures). Adjusted EBITDA per tonne was 3% higher, explained by the same effects excluding sales volume.
Compared to 2Q24, the 3% decrease in Adjusted EBITDA from pulp segment is due to: i) a decrease in the average net price in USD (-20%); ii) higher cash COGS (increase in logistics costs mainly due to the regional mix and higher operational cost, partially offset by the lower impact of scheduled maintenance downtimes); iii) higher SG&A (refer to Selling and General and Administrative Expenses sections for further details). These factors were partially offset by the higher sales volume (+28%) and the appreciation of the average USD against the average BRL (9%). Adjusted EBITDA per tonne decreased 24% due to the same factors excluding sales volume.

2Q25 EARNINGS RELEASE

Adjusted EBITDA¹ (R$ million) and Adjusted
EBITDA Margin (%) from Pulp

60%
49%
52%
5,537
4,254
5,378
2Q24
1Q25
2Q25
Adjusted EBITDA Margin
EBITDA Pulp

(1)Excluding non-recurring items.

Pulp Adjusted EBITDA per tonne (R$/t)

-24%	+2%

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OPERATING CASH GENERATION FROM THE PULP SEGMENT

Pulp Segment (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Adjusted EBITDA[1]	5,378	4,254	26%	5,537	-3%	21,059
Maintenance Capex[2]	(1,737)	(2,054)	-15%	(1,652)	5%	(7,205)
Operating Cash Flow	3,641	2,200	66%	3,886	-6%	13,853
(1)Excluding non-recurring items.
(2)Cash basis.

2Q25 EARNINGS RELEASE
Operating cash generation per tonne in the pulp segment was R$1,114/t in 2Q25, increase of 34% compared to 1Q25, due to lower maintenance capex per tonne and higher EBITDA per tonne. Compared to 2Q24, the 27% decrease is due to lower EBITDA per tonne, partially offset by lower maintenance capex per tonne.
Operating Cash Generation from Pulp
per tonne (R$/t)

-27%	+34%

▼
PAPER BUSINESS PERFORMANCE
The following data and analyses incorporate the joint results of the paper and consumer goods (tissue) businesses.
PAPER SALES VOLUME AND REVENUE
According to data published by Brazil's Forestry Industry Association (IBÁ), demand for Printing & Writing paper in Brazil, including imports, increased 9% in the first two months of 2Q25 compared to the first two months of the previous quarter, and increased 6% compared to the same period of 2Q24.
Compared to the previous quarter, this increase in demand is driven by higher sales of uncoated paper supplied to the National Textbook Program, which is procuring greater volumes this year, as well as by the steady demand for cut-size paper. Compared to the same period in 2Q24, growth is still supported by these factors, but at a slower pace, mainly due to reduced consumption of coated paper, as last year’s national elections in Brazil generated additional demand for this segment.
Regarding the international markets served by the Company, compared to 2Q24, distinct dynamics were observed. In Europe, in addition to the expected structural decline in demand for printing & writing paper, there was a negative impact from the macroeconomic scenario. In North America, a highlight was the uncertainty surrounding the tariffs announced by the United States government, which led to a significant movement of import anticipation. In Latin America, demand remained stable.
In terms of demand for paperboard in Brazil, there was a 17% increase i the first two months of 2Q25 compared to the first two months of the previous quarter, and a 3% increase compared to the same period in 2Q24. The growth over both periods reflects the resilience of economic activity and household consumption, as well as lower inventory availability across the supply chain in 2Q25.

2Q25 EARNINGS RELEASE
When consolidating the aforementioned paper market segments (accessible to Suzano), total demand in Brazil grew over 5% in the first two months of 2Q25 in relation to the same period of 2Q24, according to IBÁ data. In this scenario, Suzano's results were supported by robust sales in the Brazilian market, as well as the incorporation of Suzano Packaging's sales volume.
The Company continues to advance its strategic plans: in traditional P&W markets, the focus remains on evolving its proprietary go-to-market model, aimed at expanding its customer base and the regions served. In the packaging segments, Suzano is making progress in integrating and improving the efficiency of its operations in the United States, as well as in ongoing investments in its innovation product portfolio in Brazil, targeting the packaging and single-use plastic replacement segments.
With the acquisition of Kimberly Clark’s tissue business in Brazil, the consumer goods segment has played a more significant role in our paper business results since 3Q23.
Suzano’s paper sales (printing & writing, paperboard and tissue) in the domestic market totaled 235 thousand tonnes in 2Q25, up 6% from the previous quarter, due to stronger performance in the uncoated paper, cut size and paperboard segments, in line with overall market trends. In relation to 2Q24, the 2% decline was driven by lower sales of coated papers, which had benefited from increased demand in the previous year due to the Brazilian elections.
Paper sales in international markets amounted to 177 thousand tonnes, representing 43% of total sales volume in 2Q25. The 5% increase compared to 1Q25 was driven by higher export volumes from operations in Brazil, which offset the decline in sales from Suzano Packaging due to the general downtime in April. Compared to 2Q24, the growth in international sales reflects the addition of Suzano Packaging volumes, as well as an increase in exports from Brazil during the same comparison period.
Paper Sales Volume ('000 t)

+24%	+5%

▼

333
94
239
390
169
221
411
177
235
2Q24
1Q25
2Q25
Brazilian Market
Export Market

(1)Includes the Consumer Goods unit and Suzano Packaging US operation.

2Q25 EARNINGS RELEASE
Average net price decrease by 3% compared to the previous quarter, due to lower prices in the Printing & Writing and paperboard segments in the international market (driven by the regional mix effect and FX appreciation), while prices in the domestic market remained stable. Compared to 2Q24, the 8% increase was due to: i) the startup of Suzano Packaging US new operation; and ii) the increase in domestic prices.
Average Net Paper Price (R$/t)¹

+8%	-3%

▼
(1)Includes the Consumer Goods unit and Suzano Packaging US operation.

Net revenue from paper sales amounted to R$3,008 million, up 2% from 1Q25, due to higher sales volume in both the domestic and international markets, partially offset by a lower net average price in the international market. Compared to 2Q24, the 33% increase was explained by: i) higher sales volume (+24%) due to the new Suzano Packaging US operation; and ii) the higher average net price (+8%), also benefited by the new Suzano Packaging US operation and the appreciation of the average USD against the average BRL (9%).

Paper Revenue (R$ million)¹

+33%	+2%

▼

2,259
520
1,739
2,941
1,250
1,691
3,008
1,211
1,797
2Q24
1Q25
2Q25
Brazilian market
Export market

(1)Includes the Consumer Goods unit and Suzano Packaging US operation.

2Q25 EARNINGS RELEASE
PAPER SEGMENT EBITDA

Paper Segment	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Adjusted EBITDA (R$ million)[1]	709	612	16%	750	-5%	2,898
Sales volume (k t)	411	390	5%	333	24%	1,592
Paper adjusted[1] EBITDA (R$/t)	1,725	1,568	10%	2,255	-23%	1,821
(1)Excluding non-recurring items.

Adjusted EBITDA from paper segment increased by 16% compared to 1Q25, mainly due to: i) the increase in sales volume in both domestic and international markets; and ii) lower cash cost of production and absence of scheduled downtimes in Brazilian operations. These effects were partially offset by: i) the scheduled downtime maintenance that occurred at Suzano Packaging US; ii) the reduction in the average net price in the period; and iii) the depreciation of the average USD against the average BRL (3%) that impacted paper export prices. Adjusted EBITDA per tonne rose 10% due to the same factors explained above, excluding sales volumes.
Compared to 2Q24, the 5% reduction was mainly due to: i) the new operation of Suzano Packaging US (incorporated in 4Q24); ii) the higher SG&A (mainly third-party services); and iii) the higher cash COGS (higher cash cost and increase in logistics costs). These effects were partially offset by the increase in the average net price and the 9% appreciation of the average USD against the average BRL. The 23% decrease in adjusted EBITDA per tonne is explained by the same factors, excluding sales volume.

Adjusted EBITDA (R$ million) and
Adjusted EBITDA Margin (%) from Paper

33%
21%
24%
750
612
709
2Q24
1Q25
2Q25
Adjusted EBITDA Margin
EBITDA Paper

2Q25 EARNINGS RELEASE
Paper Adjusted EBITDA (R$/t)

-23%	+10%

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OPERATING CASH GENERATION FROM THE PAPER SEGMENT

Op. Cash Generation - Paper (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Adjusted EBITDA[1]	709	612	16%	750	-5%	2,898
Maintenance Capex[2]	(202)	(187)	8%	(134)	51%	(740)
Operating Cash Flow	508	424	20%	617	-18%	2,158
(1)Excluding non-recurring items.
(2)Cash basis.

Operating cash generation per tonne in the paper segment was R$1,235/t in 2Q25, increasing 14% from 1Q25, driven by higher adjusted EBITDA per tonne (+10%), which was partially offset by higher maintenance capex per tonne (+2%). Compared to the same period of the previous year, the 33% decrease is due to: i) the decrease in adjusted EBITDA per tonne (-23%); and ii) the higher maintenance capex per tonne (+22%).
Paper Operating Cash Generation per tonne (R$/t)

-33%	+14%

▼

2Q25 EARNINGS RELEASE
FINANCIAL PERFORMANCE
NET REVENUE
Suzano's net revenue in 2Q25 was R$13,296 million, 83% of which came from exports (vs. 81% in 1Q25 and 80% in 2Q24). Compared to 1Q25, the 15% increase is explained by the higher sales volumes of pulp (+23%) and paper (+5%). This effect was partially offset by the depreciation of the average USD against the average BRL (+3%) and by the decrease in paper prices in the foreign market (-4%).
The 16% increase in consolidated net revenue compared to 2Q24 is explained by the higher sales volumes during the period (28% growth in the pulp segment and 24% in paper), the appreciation of the average USD against the average BRL (+9%), and the start-up of Suzano Packaging US operations. These factors were partially offset by the decline in the average net pulp price in USD (-20%).

Net Revenue¹ (R$ million)

+16%	+15%

▼
(1)Does not include Portocel service revenue.

2Q25 EARNINGS RELEASE
CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

Mill – Pulp capacity	2024				2025				2026
	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25	1Q26	2Q26	3Q26	4Q26
Aracruz - Mill A (ES) – 590 kt					No downtime
Aracruz - Mill B (ES) – 830 kt									No downtime
Aracruz - Mill C (ES) – 920 kt	No downtime
Imperatriz (MA)¹ – 1,650 kt					No downtime
Jacareí (SP) – 1,100 kt					No downtime
Limeira (SP)¹ – 690 kt									No downtime
Mucuri - Mill 1 (BA)¹ – 610 kt	No downtime
Mucuri - Mill 2 (BA) – 1,130 kt					No downtime
Ribas do Rio Pardo (MS) - 2,550 kt	No downtime
Suzano (SP)¹ – 620 kt									No downtime
Três Lagoas - Mill 1 (MS) – 1,300 kt	No downtime
Três Lagoas - Mill 2 (MS) – 1,950 kt	No downtime
Veracel (BA)² – 560 kt					No downtime
(1)Includes integrated capacities and fluff.
(2)Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tonnes.

COST OF GOODS SOLD (COGS)

COGS (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
COGS	8,608	7,729	11%	6,093	41%	31,946
(-) Depreciation, depletion and amortization	(2,571)	(2,224)	16%	(1,852)	39%	(11,223)
Cash COGS	6,037	5,506	10%	4,241	42%	20,722
Sales volume (000' t)	3,680	3,041	21%	2,878	28%	13,430
Cash COGS/ton (R$/t)	1,641	1,811	-9%	1,474	11%	1,543
Cash COGS in 2Q25 totaled R$6,037 million or R$1,641/t. Compared to 1Q25, cash COGS increased by 10%, primarily due to: i) the higher sales volume of pulp and paper; and ii) the increased logistics costs (due to the regional mix and higher operating costs). These effects were partially offset by: i) lower impact of scheduled maintenance downtimes (as per the schedule presented above); and ii) a 3% depreciation of the average USD against the average BRL on items more exposed to foreign currency. On a per-tonne basis, cash COGS decreased 9% due to the same factors excluding sales volumes.
Compared to 2Q24, cash COGS increased by 42% mainly due to: i) higher pulp sales volume; ii) additional impact on cost due to the new Suzano Packaging US operation; iii) higher logistics costs, in turn due to the regional mix effect, with a higher volume directed to higher-cost regions, and higher mill-to-port freight costs; and iv) a 9% appreciation of the average USD against the average BRL on items most exposed to foreign currency. These effects were partially offset by the lower impact of scheduled maintenance downtimes. On a per-tonne basis, cash COGS increased 11% year on year due to the same factors excluding sales volumes.

2Q25 EARNINGS RELEASE
SELLING EXPENSES

Selling Expenses (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Selling expenses	838	755	11%	700	20%	3,178
(-) Depreciation, depletion and amortization	(243)	(241)	1%	(240)	1%	(1,200)
Cash selling expenses	595	514	16%	460	29%	1,978
Sales volume (000' t)	3,680	3,041	21%	2,878	28%	13,430
Cash selling expenses/ton (R$/t)	162	169	-4%	160	1%	147
Cash selling expenses increased 16% compared to 1Q25, mainly due to higher sales volume and increased spending on various types of fixed commercial expenses. On a per-tonne basis, cash selling expenses decreased 4% due to the same factors excluding sales volumes.
Compared to 2Q24, cash selling expenses increased 29%, mainly due to: i) the higher sales volume; ii) the additional impact on expenses due to the new Suzano Packaging US operation; iii) the higher labor expenses and other various fixed commercial expenses; and iv) appreciation of the average USD against the average BRL (9%). These effects were partially offset by the lower logistics expenses (lower inland freight due to the sales mix). Cash selling expenses per tonne increased 1%, due to the same factors mentioned above excluding sales volumes.
GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
General and Administrative Expenses	647	674	-4%	558	16%	2,880
(-) Depreciation, depletion and amortization	(32)	(30)	7%	(35)	-8%	(172)
Cash general and administrative expenses	615	643	-4%	523	18%	2,708
Sales volume (000' t)	3,680	3,041	21%	2,878	28%	13,430
Cash general and administrative expenses/t (R$/t)	167	212	-21%	182	-8%	202
Compared to 1Q25, the 4% decrease in cash general and administrative expenses is mainly explained by: i) lower expenses with institutional projects; and ii) lower expenses related to variable compensation. On a per-tonne basis, these expenses decreased 21% due to the same factors.
Compared to 2Q24, cash general and administrative expenses increased 18%, mainly due to: i) the new Suzano Packaging US operation; and ii) higher labor and third-party service costs (especially consulting and auditing services). On a per-tonne basis, the 8% decrease is explained by the volume effect.

2Q25 EARNINGS RELEASE
OTHER OPERATING INCOME (EXPENSES)

Other Operating Income (Expenses) (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Other operating income (expenses)	(155)	(119)	30%	464	-67%	563
(-) Depreciation, depletion and amortization	(7)	3	—%	(2)	—%	17
Cash other operating income (expenses)	(162)	(117)	39%	462	-65%	580
Sales volume (000' t)	3,680	3,041	21%	2,878	28%	13,430
Other operating income (expenses)/t (R$/t)	(44)	(38)	15%	161	-73%	43

Other operating income (expenses) resulted in an expense of R$155 million in 2Q25, compared to an expense of R$119 million in 1Q25 and an income of R$464 million in 2Q24. The variation compared to 1Q25 is mainly explained by: (i) the R$76 million impact related to the impairment of the investment in the subsidiary Suzano Finland Oy; and (ii) the negative result of the fair value adjustment of biological assets, mainly due to the decrease in the IMA index (such adjustment occurs in the second and fourth quarters of each year). These effects were partially offset by lower provisions for legal contingencies.
Compared to 2Q24, the decrease is due to the variation in the fair value adjustment of biological assets, from a negative R$73 million to a positive effect of R$539 million in that period. In addition, there was the same R$76 million impact from the aforementioned impairment in the result from sale and disposal of property, plant and equipment and biological assets, net line.
Regarding the equity method line, the Company also concluded the strategic review of its investments in Spinnova Plc and Woodspin Oy. As a result, the following accounting effects were recognized in this line: (i) R$118 million related to the impairment of the investment in the joint venture Woodspin Oy; and (ii) R$64 million related to the write-off of the goodwill of the associate Spinnova Plc. Such adjustments reflect the economic outlook associated with these investments.

ADJUSTED EBITDA

Consolidated	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Adjusted EBITDA (R$ million)¹	6,087	4,866	25%	6,288	-3%	23,957
Adjusted EBITDA Margin	46%	42%	4 p.p	55%	-9 p.p	47%
Sales Volume (k t)	3,680	3,041	21%	2,878	28%	13,430
Adjusted EBITDA¹/ton (R$/t)	1,654	1,600	3%	2,185	-24%	1,784
(1)Excluding non-recurring items.

The 25% increase in Adjusted EBITDA in 2Q25 compared to 1Q25 is mainly explained by: i) the higher sales volume of pulp (+23%) and paper (+5%); ii) the lower cost, in turn explained by the lower impact of scheduled maintenance downtimes and the reduction in paper and pulp production cash cost. These effects were partially offset by the depreciation of average USD against average BRL (3%) and lower SG&A (as discussed earlier). Adjusted EBITDA per tonne increased 3% due to the same factors, excluding sales volume.
Compared to 2Q24, the 3% decrease in Adjusted EBITDA was due to: i) the lower average net price of pulp in USD (-13%); ii) the higher cash COGS, in turn explained by higher logistics costs (regional mix, with a higher volume directed to higher-cost regions) and inventory turnover effects; iii) the higher SG&A (refer to Selling and General and Administrative Expenses sections for further details); and iv) the additional impact on costs due to the new Suzano Packaging US operation. These effects were partially offset by the higher sales volume and the 9% appreciation of the average USD against the average BRL. Adjusted EBITDA per tonne decreased 24% due to the same factors, excluding sales volumes.

2Q25 EARNINGS RELEASE
FINANCIAL RESULT

Financial Result (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Financial Expenses	(1,606)	(1,640)	-2%	(1,153)	39%	(6,505)
Interest on loans and financing (local currency)	(486)	(421)	15%	(355)	37%	(1,676)
Interest on loans and financing (foreign currency)	(957)	(996)	-4%	(961)	—%	(4,051)
Capitalized interest¹	73	53	38%	425	-83%	284
Other financial expenses	(237)	(276)	-14%	(263)	-10%	(1,062)
Financial Income	383	439	-13%	457	-16%	1,678
Interest on financial investments	354	348	2%	410	-14%	1,482
Other financial income	29	90	-68%	47	-38%	197
Monetary and Exchange Variations	2,989	5,204	-43%	(6,487)	—%	494
Foreign exchange variations (Debt)	3,444	5,703	-40%	(7,311)	—%	817
Other foreign exchange variations	(455)	(499)	-9%	824	—%	(323)
Derivative income (loss), net[2]	2,659	3,693	-28%	(3,890)	–%	1,765
Operating Cash flow hedge	1,863	3,077	-39%	(2,442)	–%	1,641
Cash flow - Cerrado project hedge	—	—	–%	(45)	–%	13
Debt hedge	725	538	35%	(1,270)	–%	143
Others³	72	79	-9%	(134)	—%	(32)
Net Financial Result	4,425	7,696	-43%	(11,074)	—%	(2,568)
(1)Capitalized interest related to work in progress.
(2)Variation in mark-to-market adjustment (2Q25: -R$494 million | 1Q25: -R$2,999 million), plus adjustments paid and received (2Q25: R$155 million).
(3)Includes commodity hedging and embedded derivatives.

Financial expenses decreased by 2% compared to 1Q25, mainly reflecting the reduction in interest expenses on foreign currency and other financial income, both positively impacted by the depreciation of the USD in the period. This reduction was partially offset by the increase in interest expenses on debt in local currency, due to the higher balance of debt throughout the quarter (2Q25: R$21.8 billion | 1Q25: R$18.4 billion). Compared to 2Q24, financial expenses increased 39% due to the reduction of interest capitalized by the investment in the Cerrado Project, and the increase in local currency interest expenses due to the higher debt balance and the rise in the CDI interest rate (2Q25: 14.48% p.a. | 2Q24: 10.51% p.a.).
Financial income decreased by 13% compared to 1Q25, reflecting the reduction in other financial income in turn explained by lower expenses related to the inflation adjustment of federal taxes and contributions to be refunded, partially offset by the increase in the average CDI rate for the period (2Q25: 14.48% p.a. | 1Q25: 12.92% p.a.). Compared to 2Q24, the decrease of 16% is mainly explained by the reduction in interest on financial investments due to the decrease in total cash balance, the reduction in the proportion of cash in local currency, and the depreciation of the USD in the period.
Inflation adjustment and exchange variation had a positive impact of R$2,989 million on the Company’s financial result due to the 5% depreciation of the USD against BRL at the close of 1Q25, which affected foreign currency debt (US$12,799 million at the end of 2Q25). This effect was partially offset by the negative result of exchange variation on other balance sheet items in foreign currency.
Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities.

2Q25 EARNINGS RELEASE
Derivative operations resulted in an income of R$2,659 million in 2Q25, mainly due to the positive impact of the USD depreciation and the decline in the fixed-rate curve. The mark-to-market adjustment of derivative instruments on June 30th, 2025 was negative R$494 million, compared to a negative adjustment of R$2,999 million on March 31st, 2025, representing a positive variation of R$2,505 million. Note that the impact of USD depreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the second quarter, was a positive R$155 million (R$148 million gain on debt hedge, R$9 million gain on cash flow hedge and R$3 million loss from commodities).
As a result of the above factors and considering all financial expense and income lines, the net income was positive in R$4,425 million in 2Q25, compared to an income of R$7,696 million in 1Q25 and an expense of R$11,074 million in 2Q24.
DERIVATIVE OPERATIONS
Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments on June 30th, 2025:

Hedge[1]	Notional (US$ million)		Fair Value (R$ million)
	Jun/25	Mar/25	Jun/25	Mar/25
Debt	5,425	4,921	(873)	(1,450)
Cash Flow – Operating (ZCC + NDF)	6,934	7,450	298	(1,556)
Others[2]	460	409	81	6
Total	12,820	12,779	(494)	(2,999)
(1)See note 4 of the 2Q25 Quarterly Financial Statements (ITR) for further details and fair value sensitivity analysis.
(2)Includes commodity hedging and embedded derivatives.

The Company’s foreign exchange exposure policy seeks to minimize the volatility of Suzano's cash generation and ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 24 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). Based on the policy forecast, in April 2025, seeking to increase currency hedge in a scenario of a devalued BRL and high interest rates, the Board of Directors authorized an extraordinary cash flow hedge of up to US$600 million for a period of 25-30 months. This extraordinary hedge volume was partially executed in the second quarter and is reflected in the table below. At the end of 2Q25, 73% of the exchange variation exposure from the cash flow hedge portfolio was covered.
ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the BRL. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of BRL depreciation versus USD within the range contracted. In cases of extreme BRL appreciation versus USD, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme BRL depreciation when exchange rates exceed the maximum limits contracted.

2Q25 EARNINGS RELEASE
On June 30th, 2025, the outstanding notional value of operations involving forward USD sales through ZCCs related to Cash Flows was US$6,844 million, with an average forward rate ranging from R$5.53 to R$6.41 and maturities between July 2025 and October 2027. On the same date, the outstanding notional value of operations involving forward USD sales through NDFs was US$90 million, whose maturities are distributed between February 2026 and June 2026 and with an average rate of R$5.92. Cash flow hedge operations in 2Q25 resulted in an income of R$1,863 million. The mark-to-market adjustment (“MtM” or “fair value”) of these operations was an income of R$298 million.
The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as at the end of 2Q25 (BRL/USD = 5.46) in the coming quarters, as well as the projected cash impact for R$0.10 variations below/above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	Exchange Rate 2Q25 (R$ 5.46)	Sensitivity at R$ 0.10 / US$ variation (+/-)
Zero Cost Collars
2Q25			(2)
3Q25	5.15 - 5.95	1,072		2	107
4Q25	5.09 - 5.85	1,376		1	138
1Q26	5.14 - 5.91	1,127		10	113
2Q26	5.36 - 6.17	1,257		59	126
3Q26	6.18 - 7.08	45		33	5
4Q26	6.33 - 7.41	660		577	66
1Q27	6.34 - 7.47	608		536	61
2Q27	6.43 - 7.45	660		642	66
3Q27	6.94 - 8.15	30		44	3
4Q27	7.05 - 8.28	10		16	1
Total	5.53 - 6.41	6,844	(2)	1,921	684
NDF
2Q25			11
1Q26	5.85	27		11	3
2Q26	5.95	63		31	6
Total	5.92	90	11	42	9

To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.
On June 30th, 2025, the Company had an outstanding notional amount of US$5,425 million in swap contracts as shown in the table below. In 2Q25, the result of debt hedge transactions was an income of R$725 million, mainly due to currency appreciation. The mark-to-market adjustment (fair value) of these operations was a loss of R$873 million.

2Q25 EARNINGS RELEASE

			Notional (US$ million)		Fair Value (R$ million)
Debt Hedge	Maturity (up to)	Currency	Jun/25	Mar/25	Jun/25	Mar/25
Swap (CDI x USD)	2034	USD	1,085	904	(351)	(570)
Swap (CNH x USD)	2027	USD	166	166	–	(7)
Swap (SOFR x USD)	2031	USD	1,576	1,688	112	244
Swap (CDI x SOFR)	2034	USD	635	610	(164)	(331)
Swap SOFR	-	USD	—	151	—	(21)
Swap (Pré x CDI)	2031	BRL	495¹	—	47	—
Swap (IPCA x CDI)	2044	BRL	1468¹	1402¹	(517)	(764)
Total			5,425	4,921	(873)	(1,450)
(1)Translated at the quarterly closing exchange rate (R$5.46).

The following table presents a sensitivity analysis¹ of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 2Q25 (BRL/USD = 5.46) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (2Q25). Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

		Cash Adjustment (R$ million)
Maturity (up to)	Notional (US$ million)	Actual	R$ / US$ = 5.46 (2Q25)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
2Q25		148
3Q25	174		52	1
4Q25	169		126	2
2026	398		(171)	8
2027	526		(52)	8
2028	236		(64)	23
>=2029	3,921		4,654	180
Total	5,425	148	4,545	223
(1)Sensitivity analysis considers variation only in the exchange rate (BRL/USD), while other variables are presumed constant.

Other transactions involving the Company’s derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

			Notional (US$ million)		Fair Value (R$ million)		Cash Adjustment (R$ million)
Other hedges	Maturity (up to)	Index	Jun/25	Mar/25	Jun/25	Mar/25	Jun/25	Mar/25
Embedded derivative	2039	Fixed | USD US-CPI	138	138	95	(23)	—	—
NDF CNY	2025	CNY | USD	2	—	—	—	—	—
Commodities	2026	Brent/VLSFO/Others	321	271	(13)	29	(3)	9
Total			460	409	81	6	(3)	9

2Q25 EARNINGS RELEASE
A portion of the forestry partnership agreements and standing timber supply agreements is denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of a sale swap contract of the variations in the US-CPI during the period of the contracts. Refer to note 4 of the 2Q25 Financial Statements for further details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and USD. On June 30th, 2025, the outstanding notional value of the operation was US$138 million. The result from this swap in 2Q25 was a gain of R$118 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$95 million at the end of the quarter.
The Company is also exposed to the price of some commodities and, therefore, constantly assesses the contracting of derivative financial instruments to mitigate such risks. On June 30th, 2025, the outstanding notional value of these operations was US$321 million. The result of these hedges in 2Q25 was a loss of R$46 million. The mark-to-market (fair value) of these operations was negative R$13 million at the end of the quarter.

Total 2,659
Total 12,820
Total (494)

Debt Hedge	Cash flow Hedge	Commodity Hedge + NDF CNY	Embedded Derivatives

NET INCOME (LOSS)
In 2Q25, the Company posted net income of R$5,012 million, compared to a net income of R$6,348 million in 1Q25 and a net loss of R$3,766 million in 2Q24. The decrease compared to 1Q25 was primarily due to the decrease in the financial results, which resulted from the lower appreciation of the closing BRL against the USD (5%) compared to the higher appreciation observed in 1Q25 (7%) as well as from an increase in COGS and SG&A. These effects were partially offset primarily by the increase in net revenue and the reduction in IR/CSLL expenses (which were mainly levied on the positive results from exchange rate variations on debt and the mark-to-market adjustments of derivatives).
The progress in relation to 2Q24 is explained by the positive variation in financial result due to the 5% depreciation of the closing USD against the BRL, as opposed to the significant 11% appreciation of the closing USD against the BRL in that period, and the increase in net revenue, as explained earlier. The aforementioned factors were partially offset by the negative amount of deferred IR/CSLL (compared to the positive amount in 2Q24), in addition to the increases in COGS and SG&A.

2Q25 EARNINGS RELEASE
DEBT

Debt (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y
Local Currency	21,783	18,382	19%	16,723	30%
Short Term	787	778	1%	710	11%
Long Term	20,996	17,604	19%	16,012	31%
Foreign Currency	69,844	72,661	-4%	71,902	-3%
Short Term	2,094	2,651	-21%	6,540	-68%
Long Term	67,750	70,010	-3%	65,362	4%
Gross Debt	91,627	91,043	1%	88,624	3%
(-) Cash	20,788	16,833	23%	22,062	-6%
Net debt	70,840	74,209	-5%	66,563	6%
Net debt/Adjusted EBITDA¹ (x) - R$	3.0 x	3.1 x	-0.1 x	3.5 x	-0.5 x
Net debt/Adjusted EBITDA¹ (x) – US$	3.1 x	3.0 x	0.1 x	3.2 x	-0.1 x
(1)Excluding non-recurring items.

On June 30th, 2025, gross debt totaled R$91.6 billion and was composed of 97% long-term maturities and 3% short-term maturities. Foreign currency debt corresponded to 76% of the Company's total debt at the end of the quarter. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 86%. Compared to 1Q25, gross debt increased 1%, mainly due to the funding operation of R$3 billion in rural credit, partially offset by the depreciation of the USD, which reduced the BRL value of gross debt denominated in foreign currency. Suzano ended 2Q25 with 46% of its total debt linked to ESG instruments.
Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (USD) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.
Changes in Gross Debt (R$ million)

(1)Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.).

On June 30th, 2025, the total average cost of debt in USD was 5.0% p.a. (considering the debt in BRL adjusted by the market swap curve), compared to 5.0% p.a. on March 31st, 2025. The average term of consolidated debt at the end of the quarter was 74 months, compared to 76 months at the end of 1Q25.

2Q25 EARNINGS RELEASE
(1)Considers the portion of debt with swap for fixed rate in foreign currency. The exposure of the original debt was: Fixed (USD) – 49%, SOFR – 27%, CDI – 10%, Other (Fixed BRL, IPCA, TJLP) – 13%.
(2)Considers the portion of debt with currency swaps. The original debt was 76% in USD and 24% in BRL.

Cash and cash equivalents and financial investments on June 30th, 2025 amounted to R$20.8 billion, 49% of which was in foreign currency, allocated to interest-bearing account or short-term fixed-income investments abroad. The remaining 51% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and others), remunerated at the CDI rate.
On June 30th, 2025, the Company also had a stand-by credit facility totaling R$6.9 billion (US$1.275 billion) available through February 2027. This facility strengthens the company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and equivalents of R$20.8 billion plus the stand-by credit facilities amounted to a readily available cash position of R$27.7 billion on June 30th, 2025. Moreover, the Company has a financing agreement with Finnvera (US$758 million) related to the Cerrado Project (as per the Notices to the Market of November 1st and December 22nd, 2022) which has not yet been withdrawn, further strengthening Suzano's liquidity position.
On June 30th, 2025, net debt stood at R$70.8 billion (US$13.0 billion), compared to R$74.2 billion (US$12.9 billion) on March 31st, 2025. For more details, refer to the Changes in Net Debt section.
Financial leverage, measured as the ratio of net debt to Adjusted EBITDA in BRL, stood at 3.0 times on June 30th, 2025 (3.1 times on March 31st, 2025). The same ratio in USD (the measure is established in Suzano’s financial policy) rose to 3.1 times on June 30th, 2025 (3.0 times on March 31st, 2025).

2Q25 EARNINGS RELEASE
The breakdown of total gross debt between trade and non-trade finance on June 30th, 2025 is shown below:

	2025	2026	2027	2028	2029	2030 onwards	Total
Trade Finance¹	38%	25%	39%	40%	24%	11%	20%
Non-Trade Finance²	62%	75%	61%	60%	76%	89%	80%
(1)ECC, ECN, EPP
(2)Bonds, BNDES, CRA, Debentures, RCN, among others.

CAPITAL EXPENDITURE
In 2Q25, capital expenditure (cash basis) totaled R$3,180 million. The 10% reduction compared to 1Q25 was mainly due to: i) lower spending on forest maintenance, as the second quarter had a lower volume of payments for assets and wood, according to the project schedules; and ii) lower disbursement related to Cerrado Project, in line with its disbursement curve. These factors were partially offset by increased investments in expansion and modernization, particularly those associated with the disbursement schedule of the company’s strategic projects, such as the new tissue mill, Limeira's mill competitiveness project and the Fluff expansion, announced to the market in 2024.
Compared to 2Q24, the 20% decrease is mainly due to lower disbursement related to the Cerrado Project. This was partially offset by higher investments recorded under 'expansion and modernization', particularly related to the projects mentioned above, as well as increased spending under the industrial maintenance category, mainly associated with investments in Suzano Packaging US (Pine Bluff) assets and disbursements related to investment opportunity during scheduled downtime during 1Q25.
The estimated capital expenditure for the fiscal year 2025 of the Company has been revised from R$12.4 billion to R$13.3 billion to reflect the execution, on this date, regarding an agreement with Eldorado Brasil Celulose S.A. for the exchange of a biological asset corresponding to 18 million cubic meters of standing timber located in the state of Mato Grosso do Sul.

2Q25 EARNINGS RELEASE

Investments (R$ million)¹	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25	New Guidance 2025
Maintenance	1,938	2,241	-14%	1,785	9%	7,946	7,813
Industrial maintenance	542	531	2%	204	165%	1,865	1,737
Forestry maintenance	1,377	1,687	-18%	1,565	-12%	5,913	5,790
Others	20	22	-12%	16	24%	167	286
Expansion and modernization	454	378	20%	100	354%	1,552	1,572
Land and forestry	569	508	12%	462	23%	4,187	3,018
Others	—	—	—	—	—	1	6
Cerrado Project	219	426	-49%	1,607	-86%	2,061	850
Total	3,180	3,553	-10%	3,955	-20%	15,747	13,259
(1)The amounts in the table above do not include the effect of monetization of ICMS credits in the state of Espírito Santo. They do not consider the acquisition of non-controlling stake in Lenzing and the investments for acquisition of Pactiv's assets (Suzano Packaging US).

OPERATING CASH FLOW

Operating Cash Flow (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Adjusted EBITDA¹	6,087	4,866	25%	6,288	-3%	23,957
Maintenance Capex²	(1,938)	(2,241)	-14%	(1,785)	9%	(7,946)
Operating Cash Flow	4,149	2,625	58%	4,503	-8%	16,011
Operating Cash Flow (R$/t)	1,128	863	31%	1,565	-28%	1,192
(1)Excluding non-recurring items.
(2)Cash basis.

Operating cash flow, measured by adjusted EBITDA less maintenance capex (cash basis), amounted to R$4,149 million in 2Q25. The 31% increase in operating cash generation per tonne in relation to 1Q25 is due to the lower maintenance capex per tonne and higher adjusted EBITDA per tonne. Compared to 2Q24, operating cash generation per tonne decreased 28%, due to lower adjusted EBITDA per tonne, partially offset by lower maintenance capex per tonne.
Operating Cash Generation
per tonne (R$/t)

-28%	+31%

▼

2Q25 EARNINGS RELEASE
FREE CASH FLOW

Free Cash Flow (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	LTM 2Q25
Adjusted EBITDA	6,087	4,866	25%	6,288	-3%	23,957
(-) Total Capex¹	(3,203)	(3,080)	4%	(4,326)	-26%	(18,284)
(-) Leases contracts – IFRS 16	(342)	(372)	-8%	(313)	9%	(1,406)
(+/-) △ Working capital²	(864)	1,311	—%	643	—%	1,656
(-) Net interest³	(652)	(1,653)	-61%	(438)	49%	(4,086)
(-) Income taxes	(24)	(159)	-85%	(118)	—%	(376)
(-) Dividend and interest on own capital payment/Share Buyback Program	(169)	(2,232)	-92%	(9)	—%	(5,203)
(+/-) Derivative cash adjustment	155	125	24%	(1,127)	—%	412
Free cash flow	989	(1,193)	—%	601	65%	(3,331)
(+) Total Capex ex-maintenance	1,464	1,467	—%	1,313	12%	10,990
(+) Dividend and interest on own capital payment/Share Buyback Program	169	2,232	-92%	9	—%	5,203
Free cash flow – Adjusted[4]	2,622	2,505	5%	1,922	36%	12,863
Free Cash Flow Yield ("FCF Yield") - LTM[5]	20.3%	18.5%	1,8 p.p	12.0%	8,3 p.p	20.3%
(1)Accrual basis, except for investments related to the Cerrado Project since 2Q23. It also considers the acquisition of land and forest assets, equity interest in Lenzing and assets acquisition of Pactiv Evergreen (Suzano Packaging US). Includes land lease expenses, which are neutralized under Working Capital, considering that the 'Lease Contracts – IFRS 16' line item covers the total leases (land, machinery and equipment, real estate, ships and vessels, and vehicles).
(2)Considers costs of capitalized loans paid (2Q25: R$73 million | 1Q25: R$53 million | 2Q24: R$425 million), with no impact on free cash flow, which is included in the Total Capex item with the opposite sign.
(3)Considers interest paid on debt and interest received on financial investments.
(4)Free cash flow prior to dividend and interest on own capital payments, share buyback program and capex ex-maintenance (accrual basis).
(5)Adjusted LTM free cash flow per share (excluding treasury shares) divided by the share closing price for the quarter (2Q25: R$51.21/share | 1Q25: R$52.94/share | 2Q24: R$57.01/share).

Adjusted Free Cash Flow in 2Q25 was R$2,622 million, compared to R$2,505 million in 1Q25 and R$1,922 million in 2Q24. Compared to the previous period, Adjusted Free Cash Flow increased 5%, mainly due to: i) the higher Adjusted EBITDA; ii) a lower concentration of interest payments in the period, due to the bond payment schedule; and iii) lower cash disbursement for IR/CSLL. These effects were partially offset by: i) the disbursement of working capital, in turn resulting from the reduction of receivables advance programs and higher sales volume, as opposed to the release observed in 1Q25; and ii) the higher accrual-based maintenance capex in the period.
Compared to 2Q24, Adjusted Free Cash Flow increased 36% due to: i) the positive cash adjustment from derivatives (as opposed to the negative cash adjustment observed in the same period of the previous year); and ii) the lower accrual-based maintenance capex. These effects were partially offset by: i) the disbursement of working capital (mainly in the accounts receivable line item, in turn explained by the higher sales volume and the appreciation of the average USD versus the average BRL); ii) the lower adjusted EBITDA; and iii) the higher interest payments, in turn driven by: i) a decrease in interest income from financial investments resulting from the reduction in total cash balance, the lower proportion of cash in local currency, and the depreciation of the USD against the BRL; and (ii) the Company’s higher gross indebtedness.

2Q25 EARNINGS RELEASE
ROIC ("RETURN ON INVESTED CAPITAL")

ROIC (%) - LTM (R$ million)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y
(+) Adjusted EBITDA	23,957	24,157	-1%	19,045	26%
(-) Total Capex	(18,284)	(19,407)	-6%	(17,455)	5%
(-) Lease contracts – IFRS 16	(1,406)	(1,376)	2%	(1,274)	10%
(+/-) ∆ Working Capital	1,656	3,162	-48%	1,939	-15%
(-) Income Tax and CSLL (cash)	(376)	(470)	-20%	(392)	-4%
(+) Capex ex-maintenance	10,990	10,204	8%	8,245	33%
(+/-) Cash hedge from the cash flow adjustment	(70)	222	—%	1,686	—%
Adjusted Cash Flow	16,467	16,492	—%	11,794	40%
(+) Total Assets (-) Liabilities (excluding debt)	131,925	130,510	1%	123,831	7%
(+) MtM debt hedge¹	828	848	-2%	1,122	-26%
(-) Work in Progress	(3,996)	(8,126)	-51%	(18,369)	-78%
Invested Capital	128,757	123,232	4%	106,584	21%
(+/-) Accounting Adjustments - CPC 06, 27, and 29[2]	(3,310)	(3,382)	-2%	(3,473)	-5%
Adjusted Invested Capital	125,447	119,850	5%	103,111	22%
ROIC - LTM[3]	13.1%	13.8%	-0.6 p.p.	11.4%	1.7 p.p.
(1)Refers to the LTM average of the MtMs of the currency swaps (Swap (CDI x USD), Swap (CDI x SOFR), and Swap (CNH x USD)).
(2)Accounting Adjustments: 1) CPC 06 - Right-of-Use Asset/Lease Liability: effect related to the depreciation of the Right-of-Use Asset, (+) the Amortization of the Adjustment to Present Value and its corresponding Deferred Income Tax. 2) CPC 27 - Property, Plant and Equipment (Assigned Cost): elimination of the accounting effect (and its respective Deferred Income Tax) arising from the adjustment to market value of the Company's assets in the adoption of Law No. 11,638. 3) CPC 29 - Biological Assets: elimination of the effect arising from the valuation of the Biological Asset and its respective Deferred Income Tax.
(3)For income statement accounts (numerator), the sum of the most recent four quarters (last twelve months) is used. For balance sheet accounts (denominator), the average of the most recent four quarters (last twelve months) is used.

CHANGES IN NET DEBT
Following were the changes in net debt in 2Q25:
(1)Accrual basis, except for the capex related to Cerrado Project (cash basis), as per the Cash Flow Statement.
(2)Net of exchange variations on cash and financial investments.
(3)Considers cash amounts related to derivative adjustments, lease agreements and other items.

ESG
In alignment with its commitment to the global climate agenda, Suzano announced new decarbonization targets on June 12th, 2025, which have been validated by the Science Based Targets initiative (SBTi). The targets include an absolute reduction of 50.4% in scope 1 and 2 GHG emissions by 2032 (using 2022 as the baseline) and the engagement of 80% of its suppliers and clients to set science-based targets by 2028. The Suzano Climate Transition Action Plan will be updated to reflect these new ambitions.
In May, Suzano executed a R$3 billion Rural Credit transaction with Itaú, tied to a biodiversity commitment to connect 500,000 hectares of native vegetation fragments by 2030. Being the company's first ESG-linked transaction in the local market.

2Q25 EARNINGS RELEASE

TOTAL OPERATIONAL EXPENDITURE - PULP
As disclosed in the Material Fact notice of December 12th, 2024, the total operational expenditure forecast for 2027 is approximately R$1,900 per tonne. The indicator has been evolving according to plan, considering the exchange rate and monetary assumptions used. Said estimate refers to the currency in real terms of 2025. The Company also reports that the total operational expenditure for 2024 was R$2,183/t, consisting of cash cost of production (including downtimes) of R$875/t, maintenance capex of R$618/t and freight plus SG&A of R$690/t.
EVENTS SUBSEQUENT TO THE REPORTING PERIOD
Tariffs on exports to the United States of America
In April 2025, the United States government announced the implementation of an import tariff program with country-specific rates, starting from a minimum threshold of 10%. In July 2025, it was announced that a 50% tariff would be applied to products imported from Brazil, effective as of August 2025.
In the context of the Company's operations, pulp exports remain exempt from this additional tariff, according to official information released by U.S. trade authorities. However, certain paper products within its portfolio were included in the 50% tariff scope.
Despite the partial inclusion of the paper segment, the Company has limited commercial exposure to the U.S. market, and ba    sed on analyses conducted up to the date of approval of these financial statements, no material impacts were identified on the Company's financial performance or cash generation.
Exchange of biological asset
On August 6, 2025, the Company signed an agreement with Eldorado Brasil Celulose S.A. (“Eldorado”) for the exchange of a biological asset corresponding to 18 million cubic meters of standing timber located in the state of Mato Grosso do Sul.
The transaction involves the exchange of standing timber (biological asset), suitable for the pulp production process. Eldorado will transfer the agreed volume of currently mature standing timber to be harvested by Suzano between the projected years of 2025 and 2027. In return, Suzano will deliver an equivalent volume of currently immature standing timber to be harvested by Eldorado between the projected years of 2028 and 2031, and will pay Eldorado a total amount of R$1.317 billion, of which R$878 million in 2025 and R$439 million in 2026.
The closing of the transaction is subject to the fulfillment of customary precedent conditions for this type of transaction.
CAPITAL MARKETS
On June 30th, 2025, Suzano’s stock was quoted at R$51.21/share (SUZB3) and US$9.41/share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II.

2Q25 EARNINGS RELEASE
Source: Bloomberg.
Liquidity - SUZB3
Source: Bloomberg.

As part of the 5th share buyback program announced and currently open (“August/2024 Program”), until the end of June 2025, the Company had traded 14,820,500 shares at an average cost of acquisition of R$54.46/share, representing R$805 million in market value, according to the monthly reports released by the Company under CVM Instruction 44.
On June 30th, 2025, the Company's capital stock consisted of 1,264,117,615 common shares, of which 28,208,827 common shares were held in treasury. Suzano’s market capitalization on the same date (ex-treasury shares) stood at R$63.3 billion. Free float in 2Q25 corresponded to 49% of the total shares.

Free Float distribution on 6/30/2025 (B3 + NYSE)	Ownership structure on 6/30/2025

2Q25 EARNINGS RELEASE
FIXED INCOME

	Unit	Jun/25	Mar/25	Jun/24	Δ Q-o-Q	Δ Y-o-Y
Fibria 2025 – Price	USD/k	—	98.70	98.90	—	—
Fibria 2025 – Yield	%	—	5.74	5.90	—	—
Suzano 2026 – Price	USD/k	101.15	100.20	100.00	1%	1%
Suzano 2026 – Yield	%	4.60	5.66	5.75	-19%	-20%
Fibria 2027 – Price	USD/k	101.22	99.70	99.39	2%	2%
Fibria 2027 – Yield	%	4.67	5.62	5.76	-17%	-19%
Suzano 2028 – Price	USD/k	93.02	88.20	87.89	5%	6%
Suzano 2028 – Yield	%	4.88	5.52	5.79	-12%	-16%
Suzano 2029 – Price	USD/k	102.94	100.60	99.92	2%	3%
Suzano 2029 – Yield	%	5.08	5.86	6.02	-13%	-16%
Suzano 2030 – Price	USD/k	99.83	96.10	94.90	4%	5%
Suzano 2030 – Yield	%	5.04	5.80	6.10	-13%	-17%
Suzano 2031 – Price	USD/k	93.49	88.40	87.03	6%	7%
Suzano 2031 – Yield	%	5.11	5.85	6.19	-13%	-17%
Suzano 2032 – Price	USD/k	88.23	83.10	81.77	6%	8%
Suzano 2032 – Yield	%	5.28	5.85	6.19	-10%	-15%
Suzano 2047 – Price	USD/k	106.55	105.00	102.38	1%	4%
Suzano 2047 – Yield	%	6.44	6.58	6.79	-2%	-5%
Treasury 10 years	%	4.23	4.20	4.40	1%	-4%

Note: Senior Notes issued with face value of 100 USD/k.

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Positive
Standard & Poor’s	br.AAA	BBB-	Positive
Moody’s	Aaa.br	Baa3	Positive

2Q25 EARNINGS RELEASE
UPCOMING EVENTS
Earnings Conference Call (2Q25)

Date: August 7th, 2025 (Thursday)

Portuguese (simultaneous translation)	English
9:30 a.m. (Brasília)	9:30 a.m. (Brasília)
8:30 a.m. (New York)	8:30 a.m. (New York)
1:30 p.m. (London)	1:30 p.m. (London)
The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (https://ir.suzano.com.br).
If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano.

IR CONTACTS
Marcos Assumpção
Camila Nogueira
Roberto Costa
Mariana Spinola
André Azambuja
Victor Valladares
Gabriela Bonassi
Tel.: +55 (11) 3503-9330
ri@suzano.com.br
www.suzano.com.br/ri

2Q25 EARNINGS RELEASE
APPENDICES
APPENDIX 1 – Operating Data

Revenue Breakdown (R$ '000)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	6M25	6M24	Δ Y-o-Y
Exports	11,021,851	9,404,309	17%	9,190,876	20%	20,426,160	16,590,820	23%
Pulp	9,810,475	8,154,127	20%	8,671,229	13%	17,964,602	15,544,907	16%
Paper	1,211,376	1,250,182	-3%	519,647	133%	2,461,558	1,045,913	135%
Domestic Market	2,274,044	2,148,612	6%	2,303,260	-1%	4,422,656	4,361,918	1%
Pulp	477,487	457,416	4%	563,780	-15%	934,903	1,049,948	-11%
Paper	1,796,557	1,691,196	6%	1,739,480	3%	3,487,753	3,311,970	5%
Total Net Revenue	13,295,895	11,552,921	15%	11,494,136	16%	24,848,816	20,952,738	19%
Pulp	10,287,962	8,611,543	19%	9,235,009	11%	18,899,505	16,594,855	14%
Paper	3,007,933	2,941,378	2%	2,259,127	33%	5,949,311	4,357,883	37%

Sales volume (‘000)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	6M25	6M24	Δ Y-o-Y
Exports	3,295,197	2,675,177	23%	2,465,381	34%	5,970,374	4,791,962	25%
Pulp	3,118,674	2,506,288	24%	2,371,442	32%	5,624,962	4,594,550	22%
Paper	176,523	168,889	5%	93,939	88%	345,412	197,412	75%
Paperboard	83,027	96,673	-14%	9,349	788%	179,700	17,178	946%
Printing & Writing	92,687	71,628	29%	83,189	11%	164,315	178,638	-8%
Other paper¹	809	588	38%	1,401	-42%	1,397	1,596	-12%
Domestic Market	384,725	365,478	5%	412,256	-7%	750,203	799,015	-6%
Pulp	150,059	144,256	4%	173,317	-13%	294,315	350,911	-16%
Paper	234,666	221,222	6%	238,939	-2%	455,888	448,104	2%
Paperboard	38,265	33,095	16%	33,995	13%	71,360	68,310	4%
Printing & Writing	133,520	126,775	5%	142,491	-6%	260,295	258,148	1%
Other paper¹	62,881	61,352	2%	62,453	1%	124,233	121,646	2%
Total Sales Volume	3,679,922	3,040,655	21%	2,877,637	28%	6,720,577	5,590,977	20%
Pulp	3,268,733	2,650,544	23%	2,544,759	28%	5,919,277	4,945,461	20%
Paper	411,189	390,111	5%	332,878	24%	801,300	645,516	24%
Paperboard	121,292	129,768	-7%	43,344	180%	251,060	85,488	194%
Printing & Writing	226,207	198,403	14%	225,680	0%	424,610	436,786	-3%
Other paper¹	63,690	61,940	3%	63,854	0%	125,630	123,242	2%
(1)Paper of other manufacturers sold by Suzano and tissue paper.

Average net price (R$/t)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	6M25	6M24	Δ Y-o-Y
Exports	3,345	3,515	-5%	3,728	-10%	3,421	3,462	-1%
Pulp	3,146	3,253	-3%	3,657	-14%	3,194	3,383	-6%
Paper	6,862	7,402	-7%	5,532	24%	7,126	5,298	35%
Domestic Market	5,911	5,879	1%	5,587	6%	5,895	5,459	8%
Pulp	3,182	3,171	0%	3,253	-2%	3,177	2,992	6%
Paper	7,656	7,645	0%	7,280	5%	7,650	7,391	4%
Total	3,613	3,799	-5%	3,994	-10%	3,697	3,748	-1%
Pulp	3,147	3,249	-3%	3,629	-13%	3,193	3,356	-5%
Paper	7,315	7,540	-3%	6,787	8%	7,425	6,751	10%

2Q25 EARNINGS RELEASE

Average net price (US$/t)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	6M25	6M24	Δ Y-o-Y
Exports	589	601	-2%	715	-18%	594	681	-13%
Pulp	555	556	0%	701	-21%	555	665	-17%
Paper	1,210	1,265	-4%	1,061	14%	1,237	1,042	19%
Domestic Market	1,043	1,005	4%	1,072	-3%	1,024	1,074	-5%
Pulp	562	542	4%	624	-10%	552	588	-6%
Paper	1,351	1,307	3%	1,397	-3%	1,328	1,454	-9%
Total Net Revenue	637	649	-2%	766	-17%	642	737	-13%
Pulp	554	555	0%	696	-20%	554	660	-16%
Paper	1,290	1,289	0%	1,302	-1%	1,289	1,328	-3%

FX Rate R$/US$	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	6M25	6M24	Δ Y-o-Y
Closing	5.46	5.74	-5%	5.56	-2%	5.46	5.56	-2%
Average	5.67	5.85	-3%	5.21	9%	5.76	5.08	13%

2Q25 EARNINGS RELEASE
APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization

Income Statement (R$ ‘000)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y	6M25	6M24	Δ Y-o-Y

Net Revenue	13,295,895	11,552,921	15%	11,494,136	16%	24,848,816	20,952,738	19%
Cost of Goods Sold	(8,608,124)	(7,729,167)	11%	(6,093,238)	41%	(16,337,291)	(11,793,109)	39%
Gross Debt	4,687,771	3,823,754	23%	5,400,898	-13%	8,511,525	9,159,629	-7%
Gross Margin	35%	33%	2 p.p.	47%	-12 p.p.	34%	44%	-9 p.p.

Operating Expense/Income	(1,812,627)	(1,564,719)	16%	(787,252)	130%	(3,377,346)	(1,993,757)	69%
Selling Expenses	(838,250)	(754,882)	11%	(700,054)	20%	(1,593,132)	(1,353,468)	18%
General and Administrative Expenses	(647,466)	(673,551)	-4%	(557,771)	16%	(1,321,017)	(1,060,746)	25%
Other Operating Income (Expenses)	(154,906)	(119,209)	30%	464,180	—	(274,115)	423,971	—
Equity Equivalence	(172,005)	(17,077)	—	6,393	—	(189,082)	(3,514)	—
EBIT	2,875,144	2,259,035	27%	4,613,646	-38%	5,134,179	7,165,872	-28%

Depreciation, Amortization & Depletion	2,839,264	2,497,422	14%	2,128,756	33%	5,336,686	4,110,780	30%

EBITDA	5,714,408	4,756,457	20%	6,742,402	-15%	10,470,865	11,276,652	-7%
EBITDA Margin	43%	41%	2 p.p.	59%	-16 p.p.	42%	54%	-12 p.p.

Adjusted EBITDA¹	6,087,418	4,865,774	25%	6,287,867	-3%	10,953,192	10,845,773	1%
Adjusted EBITDA Margin¹	46%	42%	4 p.p.	55%	-9 p.p.	44%	52%	-8 p.p.

Net Financial Result	4,424,965	7,696,213	-43%	(11,073,675)	—	12,121,178	(14,113,723)	—
Financial Expenses	383,259	438,853	-13%	456,888	-16%	822,112	881,105	-7%
Financial Revenues	(1,606,439)	(1,640,085)	-2%	(1,152,893)	39%	(3,246,524)	(2,283,293)	42%
Exchange Rate Variation	2,659,346	3,693,159	-28%	(3,890,341)	—	6,352,505	(4,524,878)	—
Net Proceeds Generated by Derivatives	2,988,799	5,204,286	-43%	(6,487,329)	—	8,193,085	(8,186,657)	—
Earnings Before Taxes	7,300,109	9,955,248	-27%	(6,460,029)	—	17,255,357	(6,947,851)	—

Income and Social Contribution Taxes	(2,288,156)	(3,607,070)	-37%	2,694,512	—	(5,895,226)	3,402,366	—

Net Income (Loss)	5,011,953	6,348,178	-21%	(3,765,517)	—	11,360,131	(3,545,485)	—
Net Margin	38%	55%	-17 p.p.	-33%	70 p.p.	46%	-17%	63 p.p.
(1)Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ ‘000)	2Q25	1Q25	Δ Q-o-Q	2Q24	Δ Y-o-Y
COGS	(117,810)	(96,736)	22%	(115,398)	2%
Selling Expenses	(206,445)	(210,282)	-2%	(207,475)	—
General and administrative expenses	(1,215)	(1,199)	1%	(7,962)	-85%
Other operational revenues (expenses)	12,192	(18,546)	—	4,142	194%

2Q25 EARNINGS RELEASE
APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ ’000)	06/30/2025	03/31/2025	06/30/2024

Current Assets
Cash and cash equivalents	12,283,589	9,914,505	7,246,498
Financial investments	8,087,850	6,516,323	14,360,936
Trade accounts receivable	7,287,028	6,354,237	7,224,926
Inventories	8,619,236	8,642,882	7,126,680
Recoverable taxes	997,666	1,074,377	551,377
Recoverable income taxes	450,232	337,663	434,877
Derivative financial instruments	1,100,397	888,004	1,161,258
Advance to suppliers	88,514	85,581	127,180
Other assets	994,602	665,543	889,421
Total Current Assets	39,909,114	34,479,115	39,123,153

Non-Current Assets
Financial investments	416,100	402,442	454,077
Recoverable taxes	962,263	1,042,971	1,398,048
Deferred taxes	2,376,910	4,431,946	4,418,401
Derivative financial instruments	4,055,943	3,244,326	2,723,363
Advance to suppliers	2,604,168	2,496,154	2,412,921
Judicial deposits	595,786	590,245	420,103
Other assets	196,833	125,724	172,666

Biological assets	23,221,979	22,861,555	19,801,748
Investments	1,406,416	1,651,534	656,738
Property, plant and equipment	64,968,479	65,005,656	62,025,794
Right of use on lease agreements	5,286,063	5,249,601	5,153,462
Intangible	13,422,839	13,663,616	14,333,837
Total Non-Current Assets	119,513,779	120,765,770	113,971,158
Total Assets	159,422,893	155,244,885	153,094,311

Liabilities and Equity (R$ ’000)	06/30/2025	03/31/2025	06/30/2024

Current Liabilities
Trade accounts payable	5,951,839	5,669,809	5,058,959
Loans, financing and debentures	2,881,840	3,428,610	7,250,222
Accounts payable for lease operations	838,023	870,322	797,863
Derivative financial instruments	1,044,493	1,561,094	469,544
Taxes payable	210,665	282,866	210,190
Income taxes payable	280,624	71,201	284,947
Payroll and charges	857,033	702,399	710,758
Liabilities for assets acquisitions and subsidiaries	21,011	20,877	103,488
Dividends and interest on own capital payable	1,997	7,699	3,010
Advance from customers	146,569	213,338	152,378
Other liabilities	382,862	361,676	712,716
Total Current Liabilities	12,616,956	13,189,891	15,754,075

Non-Current Liabilities
Loans, financing and debentures	88,745,316	87,613,961	81,374,152
Accounts payable for lease operations	5,949,974	5,981,197	5,806,489
Derivative financial instruments	4,606,340	5,570,354	5,262,785
Liabilities for assets acquisitions and subsidiaries	91,524	94,547	107,738
Provision for judicial liabilities	2,845,990	2,943,436	2,862,828
Actuarial liabilities	738,016	730,032	845,262
Deferred taxes	—	—	12,596
Share-based compensation plans	331,590	361,895	291,166
Provision for loss on investments in subsidiaries	1,446	—	—
Advance from customers	74,715	74,715	74,715
Other liabilities	149,721	149,211	88,310
Total Non-Current Liabilities	103,534,632	103,519,348	96,726,041
Total Liabilities	116,151,588	116,709,239	112,480,116

Shareholders’ Equity
Share capital	19,235,546	19,235,546	19,235,546
Capital reserves	57,620	64,827	34,244
Treasury shares	(1,511,146)	(1,371,424)	(1,304,843)
Retained earnings reserves	12,978,898	12,978,898	24,522,473
Other reserves	945,642	1,133,200	1,526,009
Retained earnings	11,431,251	6,357,219	(3,518,499)
Controlling shareholders’	43,137,811	38,398,266	40,494,930
Non-controlling interest	133,494	137,380	119,265
Total Equity	43,271,305	38,535,646	40,614,195
Total Liabilities and Equity	159,422,893	155,244,885	153,094,311

2Q25 EARNINGS RELEASE
APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ ’000)	2Q25	2Q24	6M25	6M24

OPERATING ACTIVITIES
Net income (loss) for the period	5,011,953	(3,765,517)	11,360,131	(3,545,485)

Depreciation, depletion and amortization	2,761,011	2,043,891	5,169,036	3,943,188
Depreciation of right of use	78,253	84,865	167,650	167,592
Interest expense on lease liabilities	114,050	112,379	230,308	222,185
Result from sale and disposal of property, plant and equipment and biological assets, net	77,792	76,870	124,099	124,424
Income (expense) from associates and joint ventures	172,005	(6,393)	189,082	3,514
Exchange rate and monetary variations, net	(2,988,799)	6,487,329	(8,193,085)	8,186,657
Interest expenses on financing, loans and debentures	1,446,510	1,315,083	2,859,388	2,545,932
Capitalized loan costs	(73,366)	(424,955)	(126,119)	(802,515)
Accrual of interest on marketable securities	(252,156)	(333,020)	(516,596)	(645,445)
Amortization of transaction costs, premium and discounts	16,251	22,308	48,174	39,616
Derivative gains, net	(2,659,346)	3,890,341	(6,352,505)	4,524,878
Fair value adjustment of biological assets	73,248	(539,003)	73,248	(539,003)
Deferred income tax and social contribution	2,044,722	(3,050,362)	5,584,692	(3,872,570)
Interest on actuarial liabilities	19,822	18,963	39,644	37,926
Provision for judicial liabilities, net	(65,626)	24,665	(36,641)	53,680
Provision for doubtful accounts, net	37,888	1,314	45,541	(3)
Provision for inventory losses, net	9,319	6,684	13,794	14,714
Provision for loss of ICMS credits, net	38,174	2,316	83,940	(21,447)
Other	17,998	13,439	33,854	28,560
Decrease (increase) in assets	(1,732,000)	(420,766)	183,060	(352,995)
Trade accounts receivable	(1,341,979)	49,329	896,134	422,445
Inventories	28,425	(369,452)	(402,359)	(667,502)
Recoverable taxes	(141,187)	(82,565)	(216,650)	(74,202)
Other assets	(277,259)	(18,078)	(94,065)	(33,736)
Increase (decrease) in liabilities	795,063	638,762	138,634	339,200
Trade accounts payable	496,643	399,573	405,235	257,598
Taxes payable	308,610	133,197	313,913	224,019
Payroll and charges	158,545	176,494	(370,336)	(56,148)
Other liabilities	(168,735)	(70,502)	(210,178)	(86,269)
Cash generated from operations	4,942,766	6,199,193	11,119,329	10,452,603
Payment of interest on financing, loans and debentures	(872,840)	(780,474)	(2,887,340)	(2,529,991)
Capitalized loan costs paid	73,366	424,955	126,119	802,515
Interest received on marketable securities	220,884	342,580	582,826	570,829
Payment of income tax and social contribution	(23,601)	(117,713)	(182,669)	(173,287)
Cash provided by operating activities	4,340,575	6,068,541	8,758,265	9,122,669

INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,386,499)	(2,469,002)	(2,618,399)	(5,025,174)
Additions to intangible	(10,243)	(29,456)	(22,079)	(84,566)
Additions to biological assets	(1,806,250)	(1,827,707)	(3,642,430)	(3,459,209)
Proceeds from sales of property, plant and equipment and biological assets	34,907	61,460	78,458	88,179
Capital increase in affiliates	(7,339)	(8,411)	(7,339)	(27,319)
Marketable securities, net	(1,572,721)	671,293	4,794,845	(894,973)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(117,642)	51,780	(124,640)	(183,995)
Dividends received	8,835	—	8,835	—
Cash used in investing activities	(4,856,952)	(3,550,043)	(1,532,749)	(9,587,057)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures	5,605,949	6,689,406	12,661,193	10,934,280
Proceeds of derivative transactions	154,723	(1,126,899)	279,281	(682,787)
Payment of loans, financing and debentures	(2,162,586)	(4,882,782)	(13,338,107)	(8,921,182)
Payment of leases	(342,248)	(312,568)	(713,779)	(633,211)
Payment of interest on own capital and dividends	(15,251)	(8,968)	(2,208,154)	(1,318,418)
Shares repurchased	(153,254)	—	(191,918)	(309,952)
Cash provided (used) by financing activities	3,087,333	358,189	(3,511,484)	(931,270)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(201,872)	166,685	(449,261)	296,285

Increase (decrease) in cash and cash equivalents, net	2,369,084	3,043,372	3,264,771	(1,099,373)
At the beginning of the period	9,914,505	4,203,126	9,018,818	8,345,871
At the end of the period	12,283,589	7,246,498	12,283,589	7,246,498
Increase (decrease) in cash and cash equivalents, net	2,369,084	3,043,372	3,264,771	(1,099,373)

2Q25 EARNINGS RELEASE
APPENDIX 5 – EBITDA

(R$ '000, except where otherwise indicated)	2Q25	2Q24	6M25	6M24
Net income	5,011,953	(3,765,517)	11,360,131	(3,545,485)
Net Financial Result	(4,424,965)	11,073,675	(12,121,178)	14,113,723
Income and Social Contribution Taxes	2,288,156	(2,694,512)	5,895,226	(3,402,366)
EBIT	2,875,144	4,613,646	5,134,179	7,165,872
Depreciation, Amortization and Depletion	2,839,264	2,128,756	5,336,686	4,110,780
EBITDA¹	5,714,408	6,742,402	10,470,865	11,276,652
EBITDA Margin	43%	59%	42%	54%

Fair Value Update - Biological Asset	73,248	(539,003)	73,248	(539,003)
Write-off of wood inventory	2,530	—	2,530	—
Donations for catastrophes and pandemics	—	216	—	216
Equity method	172,005	(6,393)	189,082	3,514
Extinction of packaging business line	27	23	50	1,213
Expenses on Asset Acquisition and Business Combinations	9,197	—	9,197	—
Effective loss of the development contract advance program	35	725	181	735
Impairment of subsidiaries	76,066	—	76,066	—
Provision for loss of ICMS credits, net	38,175	2,315	83,940	(21,448)
Income from disposal and write-off of property, plant and equipment and biological assets	1,727	87,583	48,033	123,895
Adjusted EBITDA	6,087,418	6,287,868	10,953,192	10,845,774
Adjusted EBITDA Margin	46%	55%	44%	52%
(1) The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4th, 2012.

2Q25 EARNINGS RELEASE
APPENDIX 6 – Segmented Income Statement

Segmented Financial Statement (R$ '000)	2Q25				2Q24
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated

Net Revenue	10,287,962	3,007,933	–	13,295,895	9,235,009	2,259,127	–	11,494,136
Cost of Goods Sold	(6,544,521)	(2,063,603)	–	(8,608,124)	(4,725,847)	(1,367,391)	–	(6,093,238)
Gross Profit	3,743,441	944,330	–	4,687,771	4,509,162	891,736	–	5,400,898
Gross Margin	36%	31%	–	35%	49%	39%	–	47%

Operating Expense/Income	(1,403,567)	(409,060)	–	(1,812,627)	(503,356)	(283,896)	–	(787,252)
Selling Expenses	(539,822)	(298,428)	–	(838,250)	(464,234)	(235,820)	–	(700,054)
General and Administrative Expenses	(433,484)	(213,982)	–	(647,466)	(401,546)	(156,225)	–	(557,771)
Other Operating Income (Expenses)	(252,661)	97,755	–	(154,906)	367,610	96,570	–	464,180
Equity Equivalence	(177,600)	5,595	–	(172,005)	(5,186)	11,579	–	6,393
EBIT	2,339,874	535,270	–	2,875,144	4,005,806	607,840	–	4,613,646

Depreciation, Amortization & Depletion	2,557,181	282,083	–	2,839,264	1,873,091	255,665	–	2,128,756

EBITDA	4,897,055	817,353	–	5,714,408	5,878,897	863,505	–	6,742,402
EBITDA Margin	48%	27%	–	43%	64%	38%	–	59%

Adjusted EBITDA¹	5,377,963	709,455	–	6,087,418	5,537,372	750,495	–	6,287,867
Adjusted EBITDA Margin¹	52%	24%	–	46%	60%	33%	–	55%

Net Financial Result	–	–	4,424,965	4,424,965	–	–	(11,073,675)	(11,073,675)

Earnings Before Taxes	2,339,874	535,270	4,424,965	7,300,109	4,005,806	607,840	(11,073,675)	(6,460,029)

Income and Social Contribution Taxes	–	–	(2,288,156)	(2,288,156)	–	–	2,694,512	2,694,512

Net Income (Loss)	2,339,874	535,270	2,136,809	5,011,953	4,005,806	607,840	(8,379,163)	(3,765,517)
Net Margin	23%	18%	–	38%	43%	27%	–	-33%
(1) Excluding non-recurring items and PPA effects.

2Q25 EARNINGS RELEASE

Segmented Financial Statement (R$ '000)	6M25				6M24
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated

Net Revenue	18,899,505	5,949,311	–	24,848,816	16,594,855	4,357,883	–	20,952,738
Cost of Goods Sold	(12,240,678)	(4,096,613)	–	(16,337,291)	(9,100,750)	(2,692,359)	–	(11,793,109)
Gross Profit	6,658,827	1,852,698	–	8,511,525	7,494,105	1,665,524	–	9,159,629
Gross Margin	35%	31%	–	34%	45%	38%	–	44%

Operating Expense/Income	(2,416,781)	(960,565)	–	(3,377,346)	(1,375,950)	(617,807)	–	(1,993,757)
Selling Expenses	(1,007,304)	(585,828)	–	(1,593,132)	(910,643)	(442,825)	–	(1,353,468)
General and Administrative Expenses	(868,733)	(452,284)	–	(1,321,017)	(764,519)	(296,227)	–	(1,060,746)
Other Operating Income (Expenses)	(342,516)	68,401	–	(274,115)	321,766	102,205	–	423,971
Equity Equivalence	(198,228)	9,146	–	(189,082)	(22,554)	19,040	–	(3,514)
EBIT	4,242,046	892,133	–	5,134,179	6,118,155	1,047,717	–	7,165,872

Depreciation, Amortization & Depletion	4,796,853	539,833	–	5,336,686	3,624,781	485,999	–	4,110,780

EBITDA	9,038,899	1,431,966	–	10,470,865	9,742,936	1,533,716	–	11,276,652
EBITDA Margin	48%	24%	–	42%	59%	35%	–	54%

Adjusted EBITDA¹	9,632,109	1,321,083	–	10,953,192	9,439,622	1,406,151	–	10,845,773
Adjusted EBITDA Margin¹	51%	22%	–	44%	57%	32%	–	52%

Net Financial Result	–	–	12,121,178	12,121,178	–	–	(14,113,723)	(14,113,723)

Earnings Before Taxes	4,242,046	892,133	12,121,178	17,255,357	6,118,155	1,047,717	(14,113,723)	(6,947,851)

Income and Social Contribution Taxes	–	–	(5,895,226)	(5,895,226)	–	–	3,402,366	3,402,366

Net Income (Loss)	4,242,046	892,133	6,225,952	11,360,131	6,118,155	1,047,717	(10,711,357)	(3,545,485)
Net Margin	22%	15%	–	46%	37%	24%	–	-17%

2Q25 EARNINGS RELEASE
Forward-Looking Statements
This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.